UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Amendment No. 3

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

GENOPTIX, INC.

(Name of Subject Company (Issuer))

GO MERGER SUB, INC.

(Offeror)

A Direct Wholly-Owned Subsidiary of

NOVARTIS FINANCE CORPORATION

(Offeror)

An Indirect Wholly-Owned Subsidiary of

NOVARTIS AG

(Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, $0.001 PAR VALUE

(Title of Class of Securities)

37243V100

(CUSIP Number of Class of Securities)

Thomas Werlen

Novartis AG

Lichtstrasse 35

4056 Basel

Switzerland

Tel: +41-61-324-1111

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Mark I. Greene, Esq.

Thomas E. Dunn, Esq.

Cravath, Swaine & Moore LLP

Worldwide Plaza

825 Eighth Avenue

New York, NY 10019-7475

(212) 474-1000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$469,943,500	$54,560.44

(1)

Estimated for purposes of calculating the filing fee only. This amount is determined by multiplying 18,797,740 shares of Genoptix, Inc. common stock (representing the shares of common stock outstanding, in the-money options and shares of common stock subject to restricted stock units, in each case as of January 24, 2011) by $25.00 per share, which is the offer price.

(2)

The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #5 for fiscal year 2011, issued December 22, 2010, by multiplying the transaction value by 0.0001161.

☒  Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $54,560.44	Filing Party: Novartis AG, Novartis Finance Corporation and GO Merger Sub, Inc.
Form of Registration No.: Schedule TO	Date Filed: January 28, 2011

☐  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒  Third-party tender offer subject to Rule 14d-1.

☐  Issuer tender offer subject to Rule 13e-4.

☐  Going-private transaction subject to Rule 13e-3.

☐  Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.   ☐

This Amendment No. 3 to the Tender Offer Statement on Schedule TO (this “Amendment”) is filed by (i) GO Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a direct wholly-owned subsidiary of Novartis Finance Corporation, a New York corporation (“Parent”) and an indirect wholly-owned subsidiary of Novartis AG, a stock corporation organized under the laws of Switzerland, (ii) Parent and (iii) Novartis AG. This Amendment amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on January 28, 2011, (together with any amendments and supplements thereto, the “Schedule TO”), and relates to the offer (the “Offer”) by Purchaser to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Genoptix, Inc., a Delaware corporation, at a purchase price of $25.00 per Share net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 28, 2011 (together with any amendments and supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal.

Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase.

Items 1 through 9 and 11.

Items 1 through 9 and 11 of the Schedule TO are hereby amended and supplemented to include the following:

“The initial offering period of the Offer expired at 12:00 midnight, New York City time, on February 25, 2011 (which was the end of day on February 25, 2011).  The Depositary has advised Parent that, as of the expiration of the initial offering period, a total of 14,121,547 Shares were validly tendered and not properly withdrawn, representing approximately 79.81% of the Shares outstanding.  All Shares that were validly tendered and not properly withdrawn during the initial offering period have been accepted for payment.

The Depositary has also advised Parent that it has received commitments to tender 2,306,873 additional Shares under the guaranteed delivery procedures described in the Offer, representing approximately 13.04% of the Shares outstanding.

Parent has commenced, through the Purchaser, a subsequent offering period of the Offer for all remaining untendered Shares pursuant to Rule 14d-11 of the Securities Exchange Act of 1934, as amended.  The subsequent offering period will expire at 12:00 midnight (New York City time) on March 4, 2011 (which is the end of day on March 4, 2011), unless extended.  Any Shares properly tendered during the subsequent offering period will be immediately accepted for payment, and tendering stockholders will be paid $25.00 per Share in cash, without interest and less any required withholding taxes, which is the same amount per Share that was paid in the initial offering period.  Shares tendered during the subsequent offering period may not be withdrawn. In addition, no Shares validly tendered during the initial offering period may be withdrawn during the subsequent offering period.

The full text of the press release issued by Novartis International AG on February 28, 2011 announcing the results of the initial offering period of the Offer and the commencement of the subsequent offering period is filed as Exhibit (a)(5)(E) hereto and is incorporated herein by reference.”

Item 12.  Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

“(a)(5)(E) Press Release issued by Novartis International AG on February 28, 2011.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NOVARTIS AG

By	/s/ Jonathan Symonds
Name:	Jonathan Symonds
Title:	Chief Financial Officer, Novartis Group

By	/s/ Thomas Werlen
Name:	Thomas Werlen
Title:	General Counsel, Novartis Group

NOVARTIS FINANCE CORPORATION

By	/s/ Wayne Merkelson
Name:	Wayne Merkelson
Title:	Vice President and General Counsel

go merger sub, inc.

By	/s/ Wayne Merkelson
Name:	Wayne Merkelson
Title:	Vice President and Secretary

Signature Page to Amendment No. 3 to Schedule TO